UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                                (Amendment No. 3)
                              ---------------------

                               REFOCUS GROUP, INC.
                              (Name of the Issuer)

                               REFOCUS GROUP, INC.
                        MEDCARE INVESTMENT FUND III, LTD.
                              MEDCARE GP CORP, INC.
                            JAMES R. LEININGER, M.D.
                              THOMAS W. LYLES, JR.
                       (Names of Persons Filing Statement)

                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                    75865X103
                      (CUSIP Number of Class of Securities)

               Mark A. Cox                                           Cynthia S. Diaz
           Refocus Group, Inc.                                Mission City Management, Inc.
10300 North Central Expressway, Suite 104                   8122 Datapoint Drive, Suite 1000
          Dallas, Texas 75231                                  San Antonio, Texas 78229
            (214) 368-0200                                          (210) 614-7051

       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

          Robert Dockery, Esq.                                    Alan Schoenbaum, Esq.
          Jenkens & Gilchrist,                            Akin Gump Strauss Hauer & Feld, LLP
      A Professional Corporation                             300 Convent Street, Suite 1500
     1445 Ross Avenue, Suite 3700                            San Antonio, Texas 78205-3732
      Dallas, Texas 75202-2799                                      (210) 281-7000
          (214) 855-4500

                                ---------------

This statement is filed in connection with (check the appropriate box):

     |X|      a. The filing of solicitation materials or an information
              statement subject to Regulation 14A (17 CFR 240.14a-1 to
              240.14b-2), Regulation 14C (17 CFR 240.14c01 to 240.14c-101) or
              Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934.
     [ ] b.   The filing of a registration statement under the Securities Act of
              1933.
     [ ] c.   A tender offer.
     [ ] d.   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

------------------------------------------------------------------------------
Transaction Valuation*                   Amount of Filing Fee**
------------------------------------------------------------------------------

    $97,120                                    $11.43
------------------------------------------------------------------------------

* For purposes of calculating the fee only. This transaction value was calculated based on the purchase price of $0.35 per share or pro rata portion thereof, prior to giving effect to the 1-for-2,000 reverse stock split as described herein, for 277,485 shares of the Company's pre-reverse split common stock, which represents the estimated number of issued and outstanding shares of the Company's common stock to be acquired pursuant to this transaction.

**   The amount of the  filing fee is  calculated  in  accordance  with Fee Rate
     Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission on December 9, 2004, by multiplying the transaction valuation by 0.0001177.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:            $11.43
        Form or Registration No.:          Schedule 13E-3 (File No. 005-78935)
        Filing Party:                      Refocus Group, Inc.
        Date Filed:                        June 16, 2005

                                  INTRODUCTION

     This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Amended Schedule") amends Amendment No. 2 to Schedule 13E-3, Amendment No. 1 to Schedule 13E-3 and the Schedule 13E-3 filed with the Securities and Exchange Commission (the "SEC") on October 19, 2005, August 22, 2005 and June 16, 2005, respectively, by Refocus Group, Inc., a Delaware corporation ("Refocus" or the "Company"). This Amended Schedule relates to two proposals that Refocus is submitting to its stockholders to adopt and approve by written consent. The first proposal is an amendment to the Company's Certificate of Incorporation that will effect a 1-for-2,000 reverse stock split of the Company's outstanding common stock, par value $0.0001 per share ("Common Stock"), such that stockholders owning less than 2,000 shares of Common Stock immediately prior to the reverse stock split will have their shares canceled and converted into the right to receive the cash amount, without interest, of $0.35 per share on a pre-split basis. The second proposal is an amendment to the Company's Certificate of Incorporation that will effect, immediately after the reverse stock split, a 2,000-for-1 forward stock split. If the amendment to the Company's Certificate to effect the reverse stock split is not approved by the stockholders, the proposal to amend the Company's Certificate of Incorporation to effect the forward stock split will be withdrawn. The reverse stock split and the forward stock split transactions are collectively referred to herein as "the "Reverse/Forward Stock Split". The Reverse/Forward Stock Split is intended to be effected when the Company files Certificates of Amendment to the Company's Certificate of Incorporation (the "Certificates of Amendment") with the Secretary of State of the State of Delaware, as approved by the Company's Board of Directors and is expected to be approved by written consent of stockholders owning no less than a majority of the shares of Common Stock entitled to vote on the proposal (including shares of preferred stock that vote with the shares of common stock on an "as converted" basis).

     Any stockholder owning 2,000 or more shares of Common Stock immediately before the reverse stock split will be deemed to receive one-two thousandth of a share of Common Stock for each share of Common Stock and will remain a stockholder of the Company. Any stockholder owning less than 2,000 shares of Common Stock immediately before the reverse stock split will have his stock ownership converted into a right to receive cash in exchange for the resulting fractional share of that Common Stock and will no longer be a stockholder of the Company. Upon the surrender of the stock certificates representing those shares, together with the letter of transmittal and other required materials, to the Company's transfer agent, Refocus will pay each of these stockholders an amount in cash, without interest, equal to $0.35 per share of Common Stock held by them immediately before the reverse stock split. Any stockholder owning one or more shares of our Common Stock immediately before the forward stock split (and after the reverse stock split) will receive 2,000 shares of Common Stock for each share of Common Stock, as adjusted on a pro rata basis for any fractional shares. They will continue to be stockholders and be entitled to vote as stockholders after the consummation of the Reverse/Forward Stock Split.

     The Company has securities registered under the Securities Exchange Act of 1934 (the "Exchange Act") and is subject to Regulation 14A of the Exchange Act. This Amended Schedule is being filed with the SEC contemporaneously with a revised preliminary Consent Solicitation Statement filed by the Company pursuant to Regulation 14A of the Exchange Act. As of the date hereof, the Consent Solicitation Statement is in preliminary form and is subject to completion or amendment. This Amended Schedule will be amended to reflect the completion of, or amendments to, the Consent Solicitation Statement.

     In accordance with General Instruction F to Schedule 13E-3, the information set forth in the Consent Solicitation Statement (including the appendices thereto) is incorporated herein by reference in response to Items 1 through 14 of this Amended Schedule, in the manner and to the extent specified below. In addition, the Company has incorporated by reference certain financial information contained in its annual report on Form 10-KSB and quarterly report on Form 10-QSB, as specified below.

     All references in this Amended Schedule to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1.       Summary Term Sheet.

              The information contained in the section of the Consent Solicitation Statement titled "Summary Term Sheet" is incorporated herein by reference.

Item 2.   Subject Company Information.

(a) Name and Address. The name of the subject company is Refocus Group, Inc. The Company is a Delaware corporation with its principal executive offices located at 10300 North Central Expressway, Suite 104, Dallas, Texas 75231. The Company's telephone number at that location is (214) 368-0200.

(b) Securities. The information contained in the sections of the Consent Solicitation Statement titled "General Consent Information" and "Information About Refocus Group - Price Range of Common Stock" is incorporated herein by reference.

(c) Trading Market and Prices. The information contained in the section of the Consent Solicitation Statement titled "Information About Refocus Group -- Price Range of Common Stock" is incorporated herein by reference.

(d) Dividends. The information contained in the section of the Consent Solicitation Statement titled "Information About Refocus Group -- Dividends" is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made any underwritten public offering of its Common Stock during the past three years.

(f) Prior Stock Purchases. The information contained in the section of the Consent Solicitation Statement titled "Information About Refocus Group -- Stock Repurchases" is incorporated herein by reference.

ITEM 3.   Identity and Background of Filing Person.

(a) Name and Address. The subject company, Refocus Group, Inc, is a filing person. The Company's address and telephone number are provided in Item 2 above. With respect to the Company, the information contained in the sections of the Consent Solicitation Statement titled "Information About Refocus Group --Directors and Executive Officers" and "Stock Ownership" is incorporated herein by reference.

               Additional filing persons are Medcare Investment Fund III, Ltd., Medcare GP Corp, Inc., James R. Leininger, M.D. and Thomas W. Lyles, Jr. With respect to the additional filing persons, the information contained in the sections of the Consent Solicitation Statement titled "Information About Refocus Group - Control
               Persons," "Information About Refocus Group --Directors and Executive Officers" and "Stock Ownership" is incorporated herein by reference.

(b) Business and background of entities. The information contained in the section of the Consent Solicitation Statement titled
               "Information About Refocus Group - Control Persons" is incorporated herein by reference.

(c) Business and background of natural persons. The information contained in the sections of the Consent Solicitation Statement titled "Information About Refocus Group - Control Persons" and "Information About Refocus Group -- Directors and Executive Officers" is incorporated herein by reference.

Item 4.   Terms of the Transaction.

(a) Material terms. The information contained in the sections of the Consent Solicitation Statement titled "Summary Term Sheet," "Special Factors," "General Consent Information." "Proposal No. 1
               - Reverse Stock Split," "Proposal No. 2 - Forward Stock Split," "The Reverse/Forward Stock Split" and "Material Federal Income Tax Consequences" is incorporated herein by reference.

(c) Different terms. The information contained in sections in the Consent Solicitation Statement titled "Special Factors - Effects of the Reverse/Forward Stock Split" and "The Reverse/Forward Stock Split - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

(d) Appraisal rights. The information contained in the sections of the Consent Solicitation Statement titled "Summary Term Sheet - Appraisal Rights" and "The Reverse/Forward Stock Split - Appraisal Rights" is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. The information contained in the section of the Consent Solicitation Statement titled "Special Factors - Fairness of the Transaction" is incorporated herein by reference.

(f)            Eligibility for listing of trading. Not applicable.


Item 5.   Past Contacts, Transactions, Negotiations and Agreements.

(a)-(c) Transactions, Significant corporate events and Negotiations or contracts. The information contained in the sections of the Consent Solicitation Statement titled "Information About Refocus Group - Change in Control," "Information About Refocus Group -- Certain Relationships and Related Transactions," "The Reverse/Forward Stock Split - Interest of Certain Persons in Matters to be Acted Upon" and "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split" is incorporated herein by reference.

(e) Agreements involving the subject company's securities. The information contained in the sections of the Consent Solicitation Statement titled "The Reverse/Forward Stock Split - Interest of Certain Persons in Matters to be Acted Upon," "Information About Refocus Group -- Change in Control" and "Information About Refocus Group -- Certain Relationships and Related Transactions," "Stock Ownership" is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information contained in the section of the Consent Solicitation Statement titled "Special Factors - Effects of the Reverse/Forward Stock Split - No Change in Authorized Capital or Par Value" is incorporated by reference herein.

(c)(1)-(5)     Plans. None.

(c)(6)-(8) Plans. The information contained in the sections of the Consent Solicitation Statement titled "Special Factors - Purpose of the Reverse/Forward Stock Split," Special Factors - Reasons for the Reverse/Forward Stock Split" and "Special Factors - Effects of the Reverse/Forward Stock Split - Effects on the Company " is incorporated herein by reference.

Item 7.   Purposes, Alternatives, Reasons and Effects.

(a) Purpose. The information contained in the sections of the Consent Solicitation Statement titled "Summary Term Sheet - Purposes of, and Reasons for, the Reverse/Forward Stock Split," "Special Factors - Purpose of the Reverse/Forward Stock Split," "Special Factors - Reasons for the Reverse/Forward Stock Split" and "The Reverse/Forward Stock Split - Purpose of the Reverse/Forward Stock Split" is incorporated herein by reference.

(b) Alternatives. The information contained in the section of the Consent Solicitation Statement titled "Special Factors - Alternatives to the Reverse/Forward Stock Split" is incorporated herein by reference.

(c) Reasons. The information contained in the sections of the Consent Solicitation Statement titled "Summary Term Sheet - Purposes of, and Reasons for, the Reverse/Forward Stock Split" and "Special Factors - Reasons for the Reverse/Forward Stock Split" is incorporated herein by reference.

(d) Effects. The information contained in the sections of the Consent Solicitation Statement titled "Special Factors - Potential Detriments of the Reverse/Forward Stock Split to Stockholders," "Special Factors -- Effects of the Reverse/Forward Stock Split," "Special Factors -- Factors in Support of the Reverse/Forward Stock Split," "Special Factors -- Factors Not In Support of the Reverse/Forward Stock Split," "Material Federal Income Tax Consequences" and "The Reverse/Forward Stock Split" is incorporated herein by reference.

Item 8.   Fairness of the Transaction.

(a)-(b) Fairness and Factors considered in determining fairness. The information contained in the sections of the Consent Solicitation Statement titled "Summary Term Sheet -- Fairness of the Transaction," "Special Factors - Fairness of the Transaction," "Special Factors - Potential Detriments of the Reverse/Forward Stock Split to Stockholders," "Special Factors - How the Reverse Stock Split Ratio Was Determined," "Special Factors - Factors in Support of the Reverse/Forward Stock Split," "Special Factors - Factors Not in Support of the Reverse/Forward Stock Split" and "Special Factors - Other Factors" is incorporated herein by reference.

(c) Approval of security holders. This transaction is not structured so that approval of at least a majority of the unaffiliated security holders is required. The information contained in the sections of the Consent Solicitation Statement titled "Special Factors - Fairness of the Transaction," "General Consent Information," "Proposal No. 1 - Reverse Stock Split - Consent Required for Approval" and "Proposal No. 2 - Forward Stock Split
               - Consent Required for Approval" is incorporated herein by reference.

(d) Unaffiliated representative. The information contained in the section of the Consent Solicitation Statement titled "Special Factors - Fairness of the Transaction" is incorporated herein by reference.

(e) Approval of the directors. The information contained in the sections of the Consent Solicitation Statement titled "Summary Term Sheet - Fairness of the Transaction," "Special Factors -- Fairness of the Transaction" and "The Reverse/Forward Stock Split
               - Background of the Reverse/Forward Stock Split" is incorporated herein by reference.

(f) Other offers. The information contain in the sections "Special Factors - Other Factors" and "The Reverse/Forward Stock Split - Background of the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) The information contained in the section of the Consent Solicitation Statement titled "Opinion of the Financial Advisor" and "Annex D: The Financial Advisor's Fairness Opinion" is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information contained in the section of the Consent Solicitation Statement titled "Costs of the Reverse/Forward Stock Split" is incorporated herein by reference.

(b)            Conditions. None.

(c) Expenses. The information contained in the sections of the Consent Solicitation Statement titled "Costs of the Reverse/Forward Stock Split" and "General Consent Information" is incorporated herein by reference.

(d)            Borrowed Funds. None.

Item 11.  Interest in Securities of the Subject Company.

(a) Securities ownership. The information contained in the section of the Consent Solicitation Statement titled "Stock Ownership" is incorporated herein by reference.

(b) Securities transactions. The information contained in the sections of the Consent Solicitation Statement titled "Stock Ownership" and "The Reverse/Forward Stock Split - Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(d) Intent to tender or vote in a going private transaction. The information contained in the sections of the Consent Solicitation Statement titled "Proposal No. 1 - Reverse Stock Split - Consent Required for Approval" and ""Proposal No. 2 -- Forward Stock Split - Consent Required for Approval" is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the sections of the Consent Solicitation Statement titled "Proposal No. 1 - Reverse Stock Split - Recommendation of the Board of Directors" and "Proposal No. 2 -Forward Stock Split - Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13.  Financial Statements.

(a)-(b) The information contained in the section of the sections of the Consent Solicitation Statement titled "Financial Information and Incorporation By Reference" and "Annex C: Pro Forma Financial Information" is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed Compensated or Used.

(a) Solicitations or Recommendations. The sections of the Consent Solicitation Statement titled "Costs of the Reverse/Forward Stock Split" and "General Consent Information" are incorporated herein by reference.

(b) Employees and Corporate Assets. The sections titled "Costs of the Reverse/Forward Stock Split" and "General Consent Information" in the Consent Solicitation Statement are incorporated herein by reference.

Item 15.  Additional Information.

(b) The information contained in the Consent Solicitation Statement, including all appendices and exhibits thereto, is incorporated herein by reference.

Item 16.  Exhibits.

(a) Preliminary Notice and Consent Solicitation Statement (incorporated by reference to the Preliminary Notice and Consent Solicitation Statement on Schedule 14A filed by the Company with the SEC on November 3, 2005).

(b)            None.

(c)(1) Opinion of Hill Schwarz Spilker Keller LLC, dated as of May 5, 2005 (incorporated by reference to Annex D to the Preliminary Notice and Consent Solicitation Statement on Schedule 14A filed by the Company with the SEC on November 3, 2005).

(c)(2)* Addendum to, but not part of, the Opinion of Hill Schwartz Spilker Keller LLC, dated as of May 5, 2005.

(c)(3) Opinion of Hill Schwarz Spilker Keller LLC, dated as of February 28, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2005, and incorporated herein by reference).

(d)(1) Certificate of Designation, Rights and Preferences establishing the Series A-1 Convertible Preferred Stock, the Series A-2
               Convertible Preferred Stock and the Series A-3 Convertible Preferred Stock. (Filed as Exhibit 3.1.3 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(d)(2) Securities Purchase Agreement, dated March 1, 2005, by and between the Company and Medcare Investment Fund III, Ltd. (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(d)(3) Investor Rights Agreement, dated as of March 1, 2005, by and between the Company and Medcare Investment Fund III, Ltd. (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(d)(4) Form of Warrant to Purchase Series A-3 Preferred Stock, at an exercise price of $30 per share, issued to Medcare Investment Fund III, Ltd., expiring February 28, 2007 (filed as Exhibit 4.10 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(f)            None.

(g)            None.


_________________
*  Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 3, 2005                   REFOCUS GROUP, INC.



                                           By:   /s/ MARK A. COX
                                                 ------------------------------
                                                 Name:   Mark A. Cox
                                                 Title:  Chief Financial
                                                         Officer and Secretary


                                           MEDCARE INVESTMENT FUND III, LTD.

                                           By:  Medcare GP Corp, Inc.,
                                                its general partner

                                                By: /s/ THOMAS W. LYLES, JR.
                                                    ---------------------------
                                                    Name:  Thomas W. Lyles, Jr.
                                                    Title: President

                                           MEDCARE GP CORP, INC.

                                           By:  /s/ THOMAS W. LYLES, JR.
                                                -------------------------------
                                                Name:    Thomas W. Lyles, Jr.
                                                Title:   President



                                           /s/ JAMES R. LEININGER
                                           ------------------------------------
                                           James R. Leininger, M.D.



                                           /s/ THOMAS W. LYLES, JR.
                                           ------------------------------------
                                           Thomas W. Lyles, Jr.

                                  EXHIBIT INDEX

Exhibit
Number                       Description
-------                      -----------

(a) Preliminary Notice and Consent Solicitation Statement (incorporated by reference to the Preliminary Notice and Consent Solicitation Statement on Schedule 14A filed by the Company with the SEC on November 3, 2005).

(c)(1) Opinion of Hill Schwarz Spilker Keller LLC, dated as of May 5, 2005 (incorporated by reference to Annex D to the Preliminary Notice and Consent Solicitation Statement on Schedule 14A filed by the Company with the SEC on November 3, 2005).

(c)(2)* Addendum to, but not part of, the Opinion of Hill Schwartz Spilker Keller LLC, dated as of May 5, 2005.

(c)(3) Opinion of Hill Schwarz Spilker Keller LLC, dated as of February 28, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on March 3, 2005, and incorporated herein by reference).

(d)(1) Certificate of Designation, Rights and Preferences establishing the Series A-1 Convertible Preferred Stock, the Series A-2
               Convertible Preferred Stock and the Series A-3 Convertible Preferred Stock. (Filed as Exhibit 3.1.3 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(d)(2) Securities Purchase Agreement, dated March 1, 2005, by and between the Company and Medcare Investment Fund III, Ltd. (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(d)(3) Investor Rights Agreement, dated as of March 1, 2005, by and between the Company and Medcare Investment Fund III, Ltd. (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

(d)(4) Form of Warrant to Purchase Series A-3 Preferred Stock, at an exercise price of $30 per share, issued to Medcare Investment Fund III, Ltd., expiring February 28, 2007 (filed as Exhibit 4.10 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, and incorporated herein by reference).

__________
*  Previously filed.







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